

Mail Stop 3030

August 10, 2018

Via E-mail
Aron Govil
Executive Director
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, NY 11735

> **Re: Cemtrex, Inc.**
> **Registration Statement on Form S-3**
> **Response dated July 30, 2018**
> **File No. 333-224379**

Dear Mr. Govil:

We have reviewed your July 30, 2018 response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our references to prior comments are to comments in our May 8, 2018 letter.

Incorporation of Certain Documents by Reference, page 7

1.   We note your response to comment one. Please address the following:

- Explain why the fiscal year 2016 consolidated and AIS assets are different from the amounts reported in the September 30, 2016 Form 10-K, noting that for the purposes of determining whether the other auditor played a substantial role under PCAOB Rule 1001(p)(ii) the determination for fiscal year 2017 should be made using fiscal year 2016 information; and
- Tell us whether the other auditor for the AIS audit constituted 20% or more of the total audit fee for either fiscal years.

    If a determination is made that Bharat Parikh & Associates needs to continue to make reference to the other auditor in their audit report, please include the report of the other auditors as required by Rule 2-05 of Regulation S-X. In addition, revise this filing to include a consent from the other auditors for the use of their report and any reference to them in the expert section. Last, if it is determined that the other auditor played a substantial role under PCAOB Rule 1001(p)(ii) in fiscal year 2016 or 2017 consolidated audit, please confirm that the other auditor is registered with the PCAOB.

    You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

                Sincerely,

                /s/ Russell Mancuso

                Russell Mancuso
                Branch Chief
                Office of Electronics and Machinery

cc: Spencer G. Feldman, Esq.
   Olshan Frome Wolosky LLP